John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

February 24, 2017

Ms. Alison White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The PFS Funds (the “Trust”) (File Nos. 811-09781 and 333-94671)

Dear Ms. White:

     On December 22, 2016, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 131 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 131 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement relating to the Ensemble Fund (the “Fund”). The Amendment was filed for the purposes reflecting changes in the ownership structure of the Fund’s investment adviser.

     You recently provided comments to us relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized your comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

General

1. Comment: The transmittal letter for the Amendment noted that it was being filed for the purpose of making ownership changes to the investment adviser to the Fund. The staff was unable to locate any ownership changes made. Please revise the prospectus disclosure accordingly.

    Response: The Amendment did make revisions in the section titled “Management/Investment Adviser.” Prior to the filing of this Amendment that section contained the following disclosure: “Mr. Stannard-Stockton owns 46% of the Adviser and Mr. Brown owns 45.5% of the Adviser.” The Amendment removed references to Mr. Curtis Brown as he no

Ms. Alison White U.S. Securities and Exchange Commission February 28, 2017

longer controls the Adviser and revised the language to read that the Adviser is controlled by Mr. Stannard-Stockton.

Summary – Principal Investment Strategy of the Fund

2. Comment: Please disclose whether the Fund has any parameters with regard to maturity and/or duration with regard to its investments in fixed income securities.

    Response: The Adviser has indicated that the Fund has no parameters with regard to maturity and/or duration of fixed income securities and language in regard to this has been added.

Summary – Principal Risks of Investing in the Fund

3. Comment: In regard to the fixed income securities risk, please review IM Guidance Updates 2016-02 and 2014-01 and update the disclosure accordingly.

    Response: The Trust has revised the disclosure as you have requested.

Redemptions In- Kind

4. Comment: Please disclose that securities received in-kind will be subject to market risk until sold.

    Response: The Trust has revised the disclosure as you have requested.

Privacy Notice

5. Comment: The last sentence in this section states that the Fund’s privacy notice is not part of this prospectus. Please either remove this language or remove the privacy notice.

    Response: The Trust has removed this language.

Statement of Additional Information

Control Persons and Principal Holders of Securities

6. Comment: Please remove the reference to the Core Investment Fund.

    Response: The Trust has revised the disclosure as you have requested.

*      *      *      *      *      *

Ms. Alison White U.S. Securities and Exchange Commission February 28, 2017

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively John H. Lively

3